Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 2, 2016 on our audit of the combined statement of revenue and certain expenses for the year ended December 31, 2014 of the Lenox Village Portfolio, which appears in the Current Report on Form 8-K/A of Preferred Apartment Communities, Inc. dated March 2, 2016. We also hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated December 1, 2014 on our audit of the combined statement of revenue and certain expenses for the year ended December 31, 2013 of the Sunbelt Portfolio, which appears in the Current Report on Form 8-K/A of Preferred Apartment Communities, Inc. dated December 4, 2014, and to the reference to us under the heading "Experts" in such Registration Statement.
/s/ Moore, Colson & Company, P.C.
Marietta, Georgia
November 9, 2016